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                          May 17, 2024

       Dagi Ben-Noon
       Chief Executive Officer
       Inspira Technologies OXY B.H.N. Ltd
       2 Ha-Tidhar St.
       Ra   anana, 4366504 Israel

                                                        Re: Inspira
Technologies OXY B.H.N. Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed May 9, 2024
                                                            File No. 333-279276

       Dear Dagi Ben-Noon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Ron Ben-Bassat